Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 333-58298 and the related Prospectus (2000 Stock Option Plan) on Form S-8, and in the Registration Statement No. 333-129152 and the related Prospectus (2004 Stock Option Plan) on Form S-8, of our reports dated March 1, 2007, relating to the consolidated financial statements and financial statement schedule and management’s report on the effectiveness of internal control over financial reporting, which report expresses an unqualified opinion and includes an explanatory paragraph relating to the restatement discussed in Note 2 appearing in this Annual Report on Form 10-K of Orient-Express Hotels Ltd. and subsidiaries for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

London, England
March 1, 2007